$225,000,000	Filed Pursuant to Rule 433
FLOATING RATE SENIOR NOTES DUE 2018 (RE-OPENING)	File No. 333-192302

Terms and Conditions

Issuer:	Citigroup Inc.

Ratings*:	Baa1 / A- / A (Stable Outlook / Negative Outlook / Stable Outlook) (Moody’s / S&P / Fitch)

Trade Date:	October 2, 2015

Settlement Date:	October 9, 2015 (T+5 days)

Maturity:	July 30, 2018

Par Amount:	$225,000,000. Upon settlement, the notes will form part of the same series as, and will be fungible with, the Issuer’s outstanding $500,000,000 Floating Rate Notes due 2018 issued on July 30, 2015, and the aggregate principal amount of this series of notes will be $725,000,000.

Floating Rate:	Three-month USD–BBA–LIBOR Reuters LIBOR01

Coupon:	Three-month LIBOR plus 0.880%

Public Offering Price:	100.000%

Net Proceeds to Citigroup:	$224,959,705 (including $522,205 accrued interest but before expenses)

Interest Payment Dates:	Quarterly on the 30th of each January, April, July and October until maturity, with adjustment for period end dates on a modified following New York business day convention.

Interest Determination Date:	Two London Business Days prior to each Interest Payment Date.

First Interest Payment Date:	October 30, 2015

Day Count:	Actual / 360

Defeasance:	Applicable. Provisions of Sections 12.02 and 12.03 of the Indenture apply.

Redemption at Issuer Option:	Only for tax purposes.

Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-U.S. persons. Redemption as a whole, not in part.

Sinking Fund:	Not applicable.

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.

Minimum Denominations/Multiples:	$1,000 / multiples of $1,000 in excess thereof

Sole Book Manager:	Citigroup Global Markets Inc.

Senior Co-Managers:	C.L. King & Associates, Inc. Lebenthal & Co., LLC MFR Securities, Inc. Siebert Brandford Shank & Co., L.L.C.

CUSIP:	172967JV4

ISIN:	US172967JV44

*	A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-192302. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.